OMB APPROVAL
                              OMB Number:    3235-0145
                              Expires: October 31, 1994
                              Estimated average burden
                              hours per response...14.90


                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                      (Amendment No. ______)

               Airport Systems International, Inc.
                         (Name of Issuer)

                  Common Stock - $.01 par value
                  (Title of Class of Securities)

                           00949N 10 3
                          (CUSIP Number)


                         February 7, 2000
     (Date of Event which Requires Filing of this Statement)

Check the approximate box to designate the rule pursuant to which this Schedule is filed:
 ___
/__/      Rule 13d-1(b)

X         Rule 13d-1(c)
 __
/__/      Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00949N 10 3         13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     KCEP Ventures II, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
                                         __
                                   (a)  /__/

                                   (b)  X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

               5.   SOLE VOTING POWER

NUMBER OF           410,715
SHARES         6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              410,715
WITH           8.   SHARED DISPOSITIVE POWER

                    -0-
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     410,715
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (see instructions)                     __
                                                  /__/

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     14.7%
12.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  00949N 10 3        13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     KCEP II, L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
                                         __
                                   (a)  /__/

                                   (b)  X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Kansas

               5.   SOLE VOTING POWER

NUMBER OF           -0-
SHARES         6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              -0-
WITH           8.   SHARED DISPOSITIVE POWER

                    -0-
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (see instructions)
                                                  X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
12.  TYPE OF REPORTING PERSON

     OO (limited liability company)

CUSIP No.  00949N 10 3        13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     David J. Schulte

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
                                         __
                                   (a)  /__/

                                   (b)  X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen

               5.   SOLE VOTING POWER

NUMBER OF           -0-
SHARES         6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              -0-
WITH           8.   SHARED DISPOSITIVE POWER

                    -0-
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (see instructions)
                                                  X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
12.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  00949N 10 3        13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     William M. Reisler

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
                                         __
                                   (a)  /__/

                                   (b)  X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen

               5.   SOLE VOTING POWER

NUMBER OF           -0-
SHARES         6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              -0-
WITH           8.   SHARED DISPOSITIVE POWER

                    -0-
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (see instructions)
                                                  X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
12.  TYPE OF REPORTING PERSON

     IN

CUSIP No.  00949N 10 3        13G

1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

     Thomas R. Palmer

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
     instructions)
                                         __
                                   (a)  /__/

                                   (b)  X

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States citizen

               5.   SOLE VOTING POWER

NUMBER OF           -0-
SHARES         6.   SHARED VOTING POWER
BENEFICIALLY
OWNED BY            -0-
EACH           7.   SOLE DISPOSITIVE POWER
REPORTING
PERSON              -0-
WITH           8.   SHARED DISPOSITIVE POWER

                    -0-
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0-
10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (see instructions)
                                                  X

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.0%
12.  TYPE OF REPORTING PERSON

     IN

ITEM 1(a) Name of Issuer:

               Airport Systems International, Inc.

ITEM 1(b) Address of Issuer's Principal Executive Offices:

               11300 West 89th Street
               Overland Park, Kansas 66214

ITEM 2(a) Name of Person Filing:

               This statement on Schedule 13G is being filed by the following persons as a joint filing pursuant to Rule 13d-1(k)(1):

                    KCEP Ventures II, L.P.
                    KCEP II, L.C.
                    David J. Schulte
                    William M. Reisler
                    Thomas R. Palmer

ITEM 2(b) Address of Principal Business Office or, if none, Residence:

               The address of the principal business office for each of the persons filing this statement on
               Schedule 13G is

                    233 West 47th Street
                    Kansas City, MO 64112.

ITEM 2(c) Citizenship:

               KCEP Ventures II, L.P. is a Kansas limited partnership
               KCEP II, L.C. is a Kansas limited liability company
               David J. Schulte is a United States citizen
               William M. Reisler is a United States citizen Thomas R. Palmer is a United States citizen

ITEM 2(d) Title of Class of Securities:

               Common Stock, par value $.01 per share.

ITEM 2(e) CUSIP Number:

               00949N 10 3

ITEM 3:   If this statement is filed pursuant to Sections
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

               Not applicable

ITEM 4:   Ownership

          (a) Amount beneficially owned: 410,715 shares (as more fully described below)

               KCEP Ventures II, L.P. may be deemed the beneficial owner of 410,715 shares of the issuer's Common Stock, including (i) 198,413 shares of Common Stock owned of record by it, (ii) 166,667 shares of Common Stock issuable upon the conversion of a $500,000 principal amount Convertible Subordinate Debenture ("Debenture") issued to it, and (iii) 45,633 shares of Common Stock issuable upon the exercise of a warrant ("Warrant") issued to it. By virtue of being the general partner of KCEP Ventures II, L.P., KCEP II, L.C. may be deemed the indirect beneficial owner of all 410,715 shares of Common Stock deemed beneficially owned by KCEP Ventures II, L.P. By virtue of being the Managing Directors of KCEP II, L.C., each of David J. Schulte, William M. Reisler and Thomas R. Palmer may be deemed the indirect beneficial owner of all 410,715 shares of Common Stock deemed directly or indirectly beneficially owned by KCEP Ventures II, L.P. and KCEP II, L.C. KCEP II, L.C., David J. Schulte, William M. Reisler and Thomas R. Palmer each disclaims beneficial ownership of the 410,715 shares of Common Stock deemed beneficially owned by KCEP Ventures II, L.P.

          (b)  Percent of class: 14.7% (as more fully explained below)

               Based on (i) 2,230,500 shares of Common Stock outstanding as of December 1, 1999 (as reflected in the issuer's Quarterly Report on Form 10-QSB for the period ended October 31, 1999), (ii) 150,000 shares of Common Stock issued in connection with the issuer's recent acquisition of DCI, Inc., (iii) 198,413 shares of Common Stock issued to KCEP Ventures II, L.P. on February 7, 2000, (iv) 166,667 shares of Common Stock issuable to KCEP Ventures II, L.P. upon the conversion of the Debenture, and (v) 45,633 shares of Common Stock issuable to KCEP Ventures II, L.P. upon the exercise of the Warrant, the 410,715 shares of Common Stock which are the subject of this statement would represent 14.7% of the outstanding Common Stock of the issuer.

          (c)  Number of shares of which such person has:

               (i)  sole power to vote or to direct the vote:
                    (see below).

               (ii) shared power to vote or to direct the vote:
                    (see below).

               (iii)sole power to dispose or to direct the
                    disposition of: (see below).

               (iv) shared power to dispose or to direct the
                    disposition of:  (see below).

                    KCEP Ventures II, L.P. has the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 198,413 shares of Common Stock owned by it. If the Debenture were to be converted into Common Stock, KCEP Ventures II, L.P. would have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 166,667 shares of Common Stock issuable upon such conversion. If the Warrant were to be fully exercised, KCEP Ventures II, L.P. would have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 45,633 shares of Common Stock issuable upon such exercise.

                    By virtue of serving as the general partner of KCEP Ventures II, L.P., KCEP II, L.C. may be deemed to have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 198,413 shares of Common Stock owned by KCEP Ventures II, L.P. By virtue of serving as the general partner of KCEP Ventures II, L.P., if the Debenture were to be converted into Common Stock, KCEP II, L.C. would have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 166,667 shares of Common Stock issuable upon such conversion. By virtue of serving as the general partner of KCEP Ventures II, L.P., if the Warrant were to be fully exercised, KCEP
                    II, L.C. would have the sole power to vote and to direct the vote of, and the sole power to dispose or to direct the disposition of, the 45,633 shares of Common Stock issuable upon such exercise.

                    By virtue of being the Managing Directors of KCEP II, L.C., each of David J. Schulte, William M. Reisler and Thomas R. Palmer may be deemed to share with each other the power to vote and to direct the vote of, and the power to dispose or to direct the disposition of, the 198,413 shares of Common Stock owned by KCEP Ventures II, L.P. By virtue of being the Managing Directors of KCEP II, L.C., if the Debenture were to be converted into Common Stock, each of David J. Schulte, William M. Reisler and Thomas R. Palmer may be deemed to share with each other the power to vote and to direct the vote of, and the power to dispose or to direct the disposition of, the 166,667 shares of Common Stock issuable upon such conversion. By virtue of being the Managing

                    Directors of KCEP II, L.C., if the Warrant were to be fully exercised, each of David J. Schulte, William M. Reisler and Thomas R. Palmer may be deemed to share with each other the power to vote and to direct the vote of, and the power to dispose or to direct the disposition of, the 45,633 shares of Common Stock issuable upon such exercise.

ITEM 5:   Ownership of Five Percent or Less of a Class.

               Not applicable.

ITEM 6:   Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

ITEM 7:   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company or Control Person.

               Not applicable.

ITEM 8:   Identification and Classification of Members of the
          Group.

               Not applicable.

ITEM 9:   Notice of Dissolution of Group.

               Not applicable.


          [The remainder of this page intentionally has been left blank]

ITEM 10:  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


February 16, 2000             KCEP VENTURES II, L.P.

                              By: KCEP II, L.C., General Partner



                              By:  /s/ David J. Schulte
                                   David J. Schulte, Managing
                                   Director



February 16, 2000             KCEP II, L.C.



                              By:  /s/ David J. Schulte
                                   David J. Schulte, Managing
                                   Director



February 16, 2000             /s/ David J. Schulte
                              DAVID J. SCHULTE



February 16, 2000             /s/ William M. Reisler
                              WILLIAM M. REISLER



February 16, 2000             /s/ Thomas R. Palmer
                              THOMAS R. PALMER